Company Statements Relating
                 To Forward Looking Information
                  (Filed Pursuant to Rule 175)


1.     Extract from press releases issued by the Company on June
       21 and 29, 1995 and July 20, 1995:

        Mr. Robert P. Luciano, Chairman and Chief Executive
             Officer, commenting on the Company's earnings per share for 1995 stated that he expects earnings per share for the full year 1995 will come in at slightly more than $2.75 (which would be $5.50 before the 2-for-1 stock split distributed on June 9, 1995).

2.     Extract from press release issued by the Company on June
       21, 1995:

        Mr. Robert P. Luciano, Chairman and Chief Executive
             Officer, commenting on the Company's earnings per share for 1996 and 1997 stated that he is confident that the Company can continue to produce at least low-to-mid double digit growth in earnings per share.